Filed by Akoya Biosciences, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Akoya Biosciences, Inc.

Subject Company: Akoya Biosciences, Inc.

SEC File No.: 001-40344

Date: January 15, 2025

Subject: Akoya Biosciences to Merge with Quanterix

Dear Valued Akoya Customer,

I’m excited to share that Akoya Biosciences will be joining Quanterix to create the first fully integrated biomarker discovery and diagnostics solution. Together, we aim to transform how researchers and clinicians detect and monitor disease, from tissue to blood.

Your groundbreaking work has been at the core of our mission, and this merger, which we expect to close in the second quarter of this year, will strengthen our ability to support your efforts in advancing scientific discovery. We look forward to bringing you these tremendous advantages, but also need to remind you that the merger has not yet closed and that, until it does, Akoya and Quanterix remain separate companies conducting their respective businesses independently.

Here’s what this means for you:

1.	Continued Support: Your trusted Akoya products and services remain unchanged, and our team is as committed as ever to your success.
2.	Enhanced Capabilities: After closing, by combining Akoya’s expertise in spatial biology with Quanterix’s ultra-sensitive biomarker detection technology, we will aim to enhance your ability to drive breakthroughs in oncology, immunology, and neurology. For example, this integration will enable a more holistic understanding of disease progression, helping researchers uncover novel insights.
3.	Accelerating Innovation: Our partnership will allow us to fast-track advancements in biomarker-driven solutions, streamline workflows, and enhance accuracy—delivering greater value and better outcomes for your work.
4.	Seamless Transition: We are committed to ensuring a smooth integration of our teams and solutions following the completion of the merger, and we will keep you informed of any updates or enhancements to our offerings.

This merger was driven by our shared commitment to helping you achieve breakthroughs faster and more effectively. Quanterix and Akoya share a common vision: to empower researchers and clinicians with solutions that improve the understanding, detection, and treatment of disease. Together, we can amplify this impact.

With a strong foundation and resources to drive innovation, we are well-positioned to advance new technologies, expand our offerings, and accelerate the development of biomarker-driven diagnostics. Your feedback and collaboration will be invaluable as we expand our capabilities and shape the next generation of biomarker technologies.

Thank you for your continued trust in Akoya. We look forward to supporting your success and advancing the future of biomarker discovery and diagnostics.

Warm regards,

Brian McKelligon
CEO, Akoya Biosciences

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Quanterix will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a joint proxy statement of Quanterix and Akoya and a prospectus of Quanterix (the “joint proxy statement/prospectus”), and each of Quanterix and Akoya may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY QUANTERIX AND AKOYA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTERIX, AKOYA AND THE PROPOSED TRANSACTION.  A definitive copy of the joint proxy statement/prospectus will be mailed to Quanterix and Akoya stockholders when that document is final. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Quanterix and Akoya, free of charge from Quanterix or Akoya or from the SEC’s website when they are filed. The documents filed by Quanterix with the SEC may be obtained free of charge at Quanterix’s website, at www.quanterix.com, or by requesting them by mail at Quanterix Investor Relations, 900 Middlesex Turnpike, Billerica, MA 01821. The documents filed by Akoya with the SEC may be obtained free of charge at Akoya’s website, at www.akoyabio.com, or by requesting them by mail at Akoya Biosciences, 100 Campus Drive, 6th Floor, ATTN:  Chief Legal Officer, Marlborough, MA 01752.

PARTICIPANTS IN THE SOLICITATION

Quanterix and Akoya and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Quanterix or Akoya in respect of the proposed transaction. Information about Quanterix’s directors and executive officers is available in Quanterix’s proxy statement dated April 15, 2024, for its 2024 Annual Meeting of Stockholders, and other documents filed by Quanterix with the SEC. Information about Akoya’s directors and executive officers is available in Akoya’s proxy statement dated April 23, 2024, for its 2024 Annual Meeting of Stockholders, and other documents filed by Akoya with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Quanterix or Akoya as indicated above.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger of Quanterix and Akoya, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are based on, among other things, projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Quanterix’s and Akoya’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.  Quanterix and Akoya caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Quanterix and Akoya; the outcome of any legal proceedings that may be instituted against Quanterix or Akoya; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the possibility that the anticipated benefits and synergies of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Quanterix and Akoya do business; the possibility that the proposed transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; changes in Quanterix’s share price before the closing of the proposed transaction; risks relating to the potential dilutive effect of shares of Quanterix common stock to be issued in the proposed transaction; and other factors that may affect future results of Quanterix, Akoya and the combined company.  Additional factors that could cause results to differ materially from those described above can be found in Quanterix’s Annual Report on Form 10-K for the year ended December 31, 2023, as amended, Akoya’s Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents Quanterix and Akoya file with the SEC, which are available on the SEC’s website at www.sec.gov.

All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Quanterix’s or Akoya’s underlying assumptions prove to be incorrect, actual results may differ materially from what Quanterix and Akoya anticipate. Quanterix and Akoya caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Quanterix nor Akoya assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.